CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(unaudited)

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 2

Condensed Consolidated Interim Statements of Financial Position
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	June 30	December 31
		2018	2017
		$	$
Current assets
Cash and cash equivalents		493,642	459,864
Trade and other receivables		37,605	38,052
Marketable securities		8,746	114,001
Inventory	3	216,036	182,581
Other		3,557	5,099
		759,586	799,597
Non-current assets
Property, plant and equipment		666,539	658,629
Goodwill		49,786	49,786
Deferred income tax assets		2,721	—
Other		26,355	29,442
Total assets		1,504,987	1,537,454

Current liabilities
Trade and other payables	4	80,005	60,153
Provisions	5	7,614	11,313
		87,619	71,466
Non-current liabilities
Deferred income tax liabilities		105,638	114,576
Provisions	5	78,366	94,304
Debt		240,234	233,180
Total liabilities		511,857	513,526

Shareholders' equity
Share capital		1,050,758	1,047,233
Other reserves		(13,568)	24,998
Equity component of convertible notes		68,347	68,347
Deficit		(136,202)	(139,693)
Total equity attributable to SSR Mining shareholders		969,335	1,000,885
Non-controlling interest		23,795	23,043
Total equity		993,130	1,023,928
Total liabilities and equity		1,504,987	1,537,454

Events after the reporting date (Note 12)
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

Approved by the Board of Directors and authorized for issue on August 9, 2018

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 3

Condensed Consolidated Interim Statements of Income
SSR Mining Inc.
(expressed in thousands of United States dollars, except for per share amounts)

	Note	Three months ended June 30,		Six months ended June 30,
		2018	2017	2018	2017
		$	$	$	$
Revenue	6	104,028	116,982	201,930	234,887
Cost of sales	9	(82,825)	(87,520)	(163,496)	(165,336)
Income from mine operations		21,203	29,462	38,434	69,551

General and administrative expenses		(8,179)	(3,292)	(14,848)	(11,182)
Exploration, evaluation and reclamation expenses		(4,141)	(4,334)	(6,972)	(11,724)
Impairment reversal		—	24,357	—	24,357
Operating income		8,883	46,193	16,614	71,002

Interest earned and other finance income		3,029	1,274	5,333	2,301
Interest expense and other finance costs		(8,432)	(9,576)	(17,268)	(16,222)
Other expenses		(697)	(1,017)	(4,644)	(2,299)
Foreign exchange gain		7,040	3,134	8,982	3,694
Income before income tax		9,823	40,008	9,017	58,476
Income tax expense	4	(7,216)	(2,261)	(8,732)	(5,681)
Net income		2,607	37,747	285	52,795
Attributable to:
Equity holders of SSR Mining		5,117	37,319	3,491	52,367
Non-controlling interests		(2,510)	428	(3,206)	428

Net income per share attributable to equity holders of SSR Mining
Basic	7	$0.04	$0.31	$0.03	$0.44
Diluted	7	$0.04	$0.31	$0.03	$0.43
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 4

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Net income	2,607	37,747	285	52,795
Other comprehensive income (loss)
Items that will not be reclassified to net income:
Gain (loss) on marketable securities at FVTOCI, net of tax of $400, $2,145, $5,932 and ($2,894)	484	(15,665)	(37,843)	19,981
Items that may be subsequently reclassified to net income:
Unrealized (loss) gain on effective portion of derivative, net of tax of $245, ($179), $390 and ($116)	(69)	238	(406)	123
Total other comprehensive income (loss)	415	(15,427)	(38,249)	20,104
Total comprehensive income (loss)	3,022	22,320	(37,964)	72,899
Attributable to:
Equity holders of SSR Mining	5,532	21,892	(34,758)	72,471
Non-controlling interests	(2,510)	428	(3,206)	428
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 5

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
SSR Mining Inc.
(expressed in thousands of United States dollars except for number of shares)

	Note	Common Shares		Other reserves	Equity component of convertible notes	Deficit	Total equity attributable to equity holders of SSR Mining	Non-controlling interest	Total equity
		Shares	Amount
		000's	$	$	$	$	$	$	$
Balance, January 1, 2017		119,401	1,043,555	(1,014)	68,347	(209,009)	901,879	—	901,879
Exercise of stock options		174	1,588	(644)	—	—	944	—	944
Equity-settled share-based compensation	8	—	—	1,182	—	—	1,182	—	1,182
Recognition of non-controlling interest		—	—	(1,341)	—	—	(1,341)	18,572	17,231
Total comprehensive income for the period		—	—	20,104	—	52,367	72,471	428	72,899
Balance, June 30, 2017		119,575	1,045,143	18,287	68,347	(156,642)	975,135	19,000	994,135

Balance, January 1, 2018		119,841	1,047,233	24,998	68,347	(139,693)	1,000,885	23,043	1,023,928
Exercise of stock options		389	3,525	(1,319)	—	—	2,206	—	2,206
Equity-settled share-based compensation	8	—	—	1,002	—	—	1,002	—	1,002
Funding from non-controlling interest		—	—	—	—	—	—	3,958	3,958
Total comprehensive (loss) income for the period		—	—	(38,249)	—	3,491	(34,758)	(3,206)	(37,964)
Balance, June 30, 2018		120,230	1,050,758	(13,568)	68,347	(136,202)	969,335	23,795	993,130
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 6

Condensed Consolidated Interim Statements of Cash Flows
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2018	2017	2018	2017
		$	$	$	$
Cash flows from operating activities
Net income for the period		2,607	37,747	285	52,795
Adjustments for:
Depreciation, depletion and amortization		23,303	24,687	48,703	48,705
Net finance expense		5,041	7,464	11,113	12,783
Impairment reversal		—	(24,357)	—	(24,357)
Income tax expense		7,216	2,261	8,732	5,681
Non-cash foreign exchange (gain) loss		(9,677)	1,126	(11,930)	538
Net changes in non-cash working capital items	11	(4,402)	(3,563)	(16,270)	(14,902)
Other items impacting operating activities	11	1,080	1,768	5,403	3,774
Cash generated by operating activities before interest and taxes		25,168	47,133	46,036	85,017
Moratorium paid		(1,581)	(1,983)	(3,401)	(5,414)
Interest paid		(1,606)	(2,792)	(7,428)	(6,601)
Income taxes paid		(4,849)	(3,744)	(7,068)	(3,744)
Cash generated by operating activities		17,132	38,614	28,139	69,258
Cash flows from and used in investing activities
Purchase of plant and equipment		(11,380)	(7,264)	(20,155)	(16,007)
Capitalized stripping costs		(850)	(4,350)	(3,752)	(11,096)
Underground mine development costs		(2,069)	(2,165)	(4,352)	(4,680)
Chinchillas project costs		(16,105)	—	(27,820)	—
Capitalized exploration costs		(4,999)	(1,806)	(7,221)	(2,918)
Chinchillas option exercise payment, net of cash acquired		—	(12,972)	—	(12,972)
Net proceeds from sale of marketable securities		35,381	1,364	63,445	1,364
Interest received		2,393	774	4,037	1,470
Other		(640)	108	(1,064)	408
Cash generated by (used in) investing activities		1,731	(26,311)	3,118	(44,431)
Cash flows from and used in financing activities
Proceeds from exercise of stock options		1,745	550	2,206	885
Funding from non-controlling interests		2,503	—	3,958	—
Cash generated by financing activities		4,248	550	6,164	885
Effect of foreign exchange rate changes on cash and cash equivalents		(2,370)	92	(3,643)	691
Increase in cash and cash equivalents		20,741	12,945	33,778	26,403
Cash and cash equivalents, beginning of period		472,901	340,585	459,864	327,127
Cash and cash equivalents, end of period		493,642	353,530	493,642	353,530
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 7

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

SSR Mining Inc. ("we", "us", "our" or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and our 75% owned Puna Operations in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements. The comparative information has also been prepared on this basis.

These statements were authorized for issue by our Board of Directors on August 9, 2018.

b)	Change in accounting policies
We have adopted the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. We elected to apply IFRS 15 using a modified retrospective approach by recognizing the cumulative effect of initially adopting IFRS 15 as an adjustment to the opening balance sheet at January 1, 2018. Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue. The details of accounting policy changes and the quantitative impact of these changes are described below.

Gold doré and bullion sales

IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in Note 2(f) to our audited consolidated financial statements for the year ended December 31, 2017, as the condition is satisfied on gold doré and bullion sales when title transfers to the customer. Accordingly, upon adoption, this requirement under IFRS 15 resulted in no impact to our financial statements, as the timing of revenue recognition on our gold bullion sales is unchanged.

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 8

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrate sales

We performed an assessment of our existing concentrate sales agreements and determined that there is no change in the timing of revenue recognition under IFRS 15. The point of transfer of risks and rewards and transfer of control for concentrate sales occur at the same time. IFRS 15 identifies that the shipping component associated with certain concentrate sales may be a separate performance obligation, which would require a portion of the revenue to be deferred and recognized as the obligation is fulfilled. We have determined that the deferred revenue would be insignificant and thus, have not accounted for the shipping component as a separate performance obligation.

IFRS 15 does not consider changes in the fair value of the concentrate receivable measured at fair value through profit and loss as revenue from contracts with customers. Accordingly, we have separately presented the changes as Other revenue in Note 6.

c)	Significant accounting judgments and estimates
The preparation of financial statements requires the use of assumptions, judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These assumptions, judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The significant judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2018 are consistent with those applied and disclosed in Note 2(u) to our audited consolidated financial statements for the year ended December 31, 2017.

3.	INVENTORY

	June 30, 2018	December 31, 2017
	$	$
Current:
Finished goods	20,038	19,262
Stockpiled ore	3,283	6,806
Leach pad inventory	157,217	128,783
Materials and supplies	35,498	27,730
	216,036	182,581
Non-current materials and supplies	1,999	3,973
	218,035	186,554

As at June 30, 2018, we have total provisions of $4,623,000 (December 31, 2017 - $7,250,000) for supplies inventory that we no longer expect to utilize.

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 9

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4.	TRADE AND OTHER PAYABLES

	June 30, 2018	December 31, 2017
	$	$
Trade payables	25,807	16,740
Accrued liabilities	32,847	29,574
Accrued royalties	4,717	6,276
Income taxes payable (1)	13,487	4,385
Accrued interest on convertible notes	3,147	3,178
	80,005	60,153

(1)
Income taxes payable at June 30, 2018 included $5,084,000 tax payable due to a re-organization of our Argentine business units. This is a reduction from the recognized income tax expense of $5,778,000 relating to the same matter due to foreign exchange. As a result of the re-organization, there has been a reduction in the net deferred income tax asset in Argentina; however, the net deferred tax asset remains unrecognized.

5.	PROVISIONS

	June 30, 2018		December 31, 2017
	Current	Non-current	Current	Non-current
	$	$	$	$
Moratorium (1)	6,339	21,117	9,085	36,952
Close down and restoration provision	496	57,249	978	57,352
Other provisions	779	—	1,250	—
	7,614	78,366	11,313	94,304

(1)
We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the Puna Operations' Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs had asserted that Puna Operations was subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the export duty dispute. Under the conditions of the moratorium, which converted the export duty liability to Argentine pesos ("ARS"), we agreed to pay ARS 1,057,444,000 ($68,621,000 undiscounted) with a 5% down payment initially and the balance in installments over 60 months. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month.

With our entry into the tax moratorium for resolution of our export duty dispute, we are no longer challenging the legality of the application of the export duty other than with respect to our right for reimbursement of the $6,646,000 of export duty that we paid.

6.	REVENUE

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Gold doré and bullion sales	87,471	94,971	170,140	186,342
Concentrate sales	16,017	29,672	32,170	51,265
Other revenue	540	(7,661)	(380)	(2,720)
	104,028	116,982	201,930	234,887

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 10

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	INCOME PER SHARE

The calculations of basic and diluted income per share are based on the following:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Net income	2,607	37,747	285	52,795
Net (loss) income attributable to non-controlling interests	(2,510)	428	(3,206)	428
Net income attributable to equity holders of SSR Mining	5,117	37,319	3,491	52,367

Adjustment for dilutive instruments:
Interest saving on convertible notes, net of tax	—	3,808	—	—
Net income used in the calculation of diluted net income per share	5,117	41,127	3,491	52,367

Weighted average number of common shares issued (thousands)	120,075	119,519	119,979	119,472
Adjustments for dilutive instruments:
Stock options (thousands)	920	1,275	806	1,267
Convertible notes (thousands)	—	13,250	—	—
Weighted average number of common shares for diluted income per share (thousands)	120,995	134,044	120,785	120,739

Basic net income per share attributable to equity holders of SSR Mining	$0.04	$0.31	$0.03	$0.44
Diluted net income per share attributable to equity holders of SSR Mining	$0.04	$0.31	$0.03	$0.43

8.	SHARE-BASED COMPENSATION

Total share-based compensation, including all equity and cash-settled arrangements, for the three and six months ended June 30, 2018 and 2017 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Equity-settled
Cost of inventory	35	50	89	83
General and administrative expenses	490	536	893	1,080
Exploration, evaluation and reclamation expenses	9	10	20	19
Cash-settled
Cost of inventory	243	(1,806)	536	(1,506)
General and administrative expenses	1,243	(95)	3,711	3,289
Exploration, evaluation and reclamation expenses	4	(100)	28	(46)
	2,024	(1,405)	5,277	2,919

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 11

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	OPERATING SEGMENTS

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended June 30, 2018	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	60,752	26,706	16,570	—	—	104,028
Cost of inventory	(32,543)	(12,592)	(14,870)	—	—	(60,005)
Depletion, depreciation and amortization	(13,539)	(8,411)	(870)	—	—	(22,820)
Income from mine operations	14,670	5,703	830	—	—	21,203
	—	—	—
Exploration, evaluation and reclamation expenses	(182)	(2,124)	(566)	(1,062)	(207)	(4,141)
Operating income (loss)	13,068	3,098	(2,268)	(1,064)	(3,951)	8,883
Income (loss) before income tax	8,894	3,776	2,562	(1,168)	(4,241)	9,823

As at June 30, 2018
Total assets	465,478	431,226	133,147	71,844	403,292	1,504,987
Non-current assets	215,800	335,278	94,076	68,419	13,193	726,766
Total liabilities	(79,063)	(91,786)	(73,119)	(6,463)	(261,426)	(511,857)

Three months ended June 30, 2017	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	72,451	22,502	22,029	—	—	116,982
Cost of inventory	(36,217)	(10,580)	(15,990)	—	—	(62,787)
Depletion, depreciation and amortization	(14,861)	(7,839)	(1,895)	—	—	(24,595)
Restructuring costs	—	—	(138)	—	—	(138)
Income from mine operations	21,373	4,083	4,006	—	—	29,462
	—	—	—
Exploration, evaluation and reclamation expenses	(718)	(1,208)	—	(2,408)	—	(4,334)
Impairment reversal	—	—	24,357	—	—	24,357
Operating income (loss)	20,608	2,874	27,941	(2,807)	(2,423)	46,193
Income (loss) before income tax	20,355	2,791	28,359	583	(12,080)	40,008

As at June 30, 2017
Total assets	418,936	422,470	154,773	73,781	444,607	1,514,567
Non-current assets	236,342	362,569	68,511	71,855	900	740,177
Total liabilities	(76,061)	(89,990)	(90,119)	(11,015)	(253,247)	(520,432)

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 12

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	OPERATING SEGMENTS (Continued)

Six months ended June 30, 2018	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	116,632	53,495	31,803	—	—	201,930
Cost of inventory	(62,739)	(22,196)	(30,803)	—	—	(115,738)
Depletion, depreciation and amortization	(26,911)	(18,924)	(1,923)	—	—	(47,758)
Income (loss) from mine operations	26,982	12,375	(923)	—	—	38,434
	23.1%	23.1%	(2.9)%
Exploration, evaluation and reclamation expenses	(283)	(3,938)	(636)	(1,704)	(411)	(6,972)
Operating income (loss)	24,121	7,419	(4,829)	(1,705)	(8,392)	16,614
Income (loss) before income tax	15,716	5,591	(1,420)	(1,720)	(9,150)	9,017

Six months ended June 30, 2017	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	136,213	50,111	48,563	—	—	234,887
Cost of inventory	(66,916)	(23,419)	(30,237)	—	—	(120,572)
Depletion, depreciation and amortization	(26,597)	(17,614)	(4,321)	—	—	(48,532)
Export duty	—	—	4,303	—	—	4,303
Restructuring costs	—	—	(535)	—	—	(535)
Income from mine operations	42,700	9,078	17,773	—	—	69,551
	31.3%	18.1%	36.6%
Exploration, evaluation and reclamation expenses	(1,005)	(2,820)	(3,577)	(4,034)	(288)	(11,724)
Impairment reversal	—	—	24,357	—	—	24,357
Operating income (loss)	41,648	6,258	37,955	(4,452)	(10,407)	71,002
Income (loss) before income tax	41,374	6,145	36,442	(4,362)	(21,123)	58,476

(i) Following the formation of the joint venture with Golden Arrow Resources Corporation ("Golden Arrow") on May 31, 2017, the Pirquitas property was combined with the Chinchillas project into the Puna Operations operating segment. We fully consolidate Puna Operations, which includes non-controlling interest portion of revenues, and (loss) from mine operations for the three months ended June 30, 2018 of $3,778,000 and $(52,000), respectively (June 30, 2017: $2,446,000 and $653,000, respectively), and the six months ended June 30, 2018 of $7,493,000 and $(472,000), respectively (June 30, 2017: $2,446,000 and $653,000, respectively)

(ii) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 13

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy as follows:

	Fair value at June 30, 2018				Fair value at December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade receivables	—	11,659	—	11,659	—	14,848	—	14,848
Marketable securities	8,746	—	—	8,746	114,001	—	—	114,001
Derivative assets	—	401	—	401	—	1,287	—	1,287
Other financial assets	—	—	4,734	4,734	—	—	6,338	6,338
Accrued liabilities	—	(11,033)	—	(11,033)	—	(10,009)	—	(10,009)
	8,746	1,027	4,734	14,507	114,001	6,126	6,338	126,465

Non-recurring measurements
Deferred consideration	—	—	—	—	—	—	7,399	7,399
	—	—	—	—	—	—	7,399	7,399

Fair values disclosed
Convertible notes	(261,523)	—	—	(261,523)	(259,578)	—	—	(259,578)
	(261,523)	—	—	(261,523)	(259,578)	—	—	(259,578)

There were no transfers between Level 1 and Level 2 fair value measurements. During the six months ended June 30, 2018, there were no transfers into or out of Level 3 fair value measures.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three and six months ended June 30, 2018 and 2017 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Trade and other receivables	(4,408)	4,171	1,173	9,479
Inventory	(6,513)	272	(24,986)	(8,375)
Trade and other payables	6,879	(6,426)	8,366	(8,816)
Provisions	(360)	(1,580)	(823)	(7,190)
	(4,402)	(3,563)	(16,270)	(14,902)

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 14

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

Adjustments for non-cash other operating activities during the three and six months ended June 30, 2018 and 2017 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Share-based payments	534	596	1,002	1,182
Export duty adjustment in cost of sales	—	—	—	(4,303)
Change in estimate of close down and restoration provision	—	—	—	3,578
Write down of fixed assets	22	648	2,771	843
Other	524	524	1,630	2,474
	1,080	1,768	5,403	3,774

Non-cash investing and financing transactions conducted during the three and six months ended June 30, 2018 and 2017 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Transfer of share-based payment reserve upon exercise of stock options	(1,075)	(225)	(1,319)	(644)
Shares received from sale of mineral properties	243	669	1,546	1,669
	(832)	444	227	1,025

12.	SUBSEQUENT EVENT

As of July 6, 2018, we entered into a credit agreement with Golden Arrow (the "Credit Agreement") for a non-revolving term loan (the "Loan") in an aggregate principal amount equal to $10,000,000. The Loan matures on the date which is the earlier of: (a) the date which is 24 months from the first delivery of ore from Puna Operations' Chinchillas property to the Pirquitas mill; and (b) December 31, 2020.

The proceeds borrowed under the Credit Agreement are required to be used by Golden Arrow to fund its contributions under the shareholders' agreement we entered into with Golden Arrow on May 31, 2017, as the sole shareholders of Puna Operations. The Loan is secured by Golden Arrow's ownership and equity interests in Puna Operations.

The Loan will bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days and compounded monthly) at a rate per annum equal to the US Base Rate (as such term is defined in the Credit Agreement) plus 10%. Interest on the loan shall accrue from and including the date of each borrowing under the Credit Agreement, compounded monthly, and shall be capitalized and payable on the maturity date.

SSR Mining Inc.	Interim Financial Statements Q2 2018 | 15